Vengreso, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vengreso, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 15, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	390,524	414,028
Accounts Receivable	96,112	116,356
Total Current Assets	486,636	530,385
TOTAL ASSETS	486,636	530,385
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	105,720	89,094
Deferred Revenue	348,268	453,930
Accrued Interest	19,166	8,072
Other Liabilities	41	229
Total Current Liabilities	473,195	551,326
Long-term Liabilities		
Notes Payable	659,878	523,386
Total Long-Term Liabilities	659,878	523,386
TOTAL LIABILITIES	1,133,073	1,074,712
EQUITY		
Member Equity	(609,996)	(1,427,706)
Accumulated Deficit	(36,441)	883,379
Total Equity	(646,437)	(544,327)
TOTAL LIABILITIES AND EQUITY	486,636	530,385

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	884,231	848,734
Cost of Sales	160,963	131,483
Gross Profit	723,268	717,251
Operating Expenses		
Advertising and Marketing	14,066	64,862
General and Administrative	119,399	74,119
Research & Development	5,525	22,982
Salaries & Wages	438,364	295,535
Total Operating Expenses	577,354	457,498
Operating Income (loss)	145,914	259,753
Other Income		
Interest Income	290	163
Other	276,476	59,004
Total Other Income	276,766	59,167
Other Expense		
Interest Expense	47,208	75,072
Other	25,339	32,625
Total Other Expense	72,547	107,697
Provision for Income Tax	-	-
Net Income (loss)	350,133	211,222

Statement of Cash Flows

	Year Ended December 31,	
	2021	**202**
OPERATING ACTIVITIES		
Net Income (Loss)	350,133	211,222
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	16,626	(862)
Accrued Expenses	11,094	8,072
Accounts Receivable	20,244	(5,609)
Deferred Revenue	(105,662)	79,000
Other	(188)	229
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(57,887)	80,831
Net Cash provided by (used in) Operating Activities	292,247	292,053
FINANCING ACTIVITIES		
Distributions	(452,243)	(462,978)
Debt Issuances	136,492	523,386
Net Cash provided by (used in) Financing Activities	(315,751)	60,408
Cash at the beginning of period	414,028	61,567
Net Cash increase (decrease) for period	(23,504)	352,461
Cash at end of period	390,524	414,028

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2020	(292,572)
Net Capital Distributions	(462,978)
Net Income (Loss)	211,222
Ending Balance 12/31/2020	(544,327)
Net Capital Distributions	(452,243)
Net Income (Loss)	350,133
Ending Balance 12/31/2021	(646,437)

Vengreso, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vengreso, Inc. ("The Company") was formed in Delaware on April 12th, 2017 originally under the name Social Growth Strategies, LLC d/b/a Vengreso but was later incorporated on April 5th, 2022 to Vengreso, Inc. Under Vengreso, Inc., the company is converting into a technology software company and will earn revenue using a SAAS platform serving both the individual and the enterprise in the productivity management software space. The Company's operational headquarters is in the San Francisco, CA Bay Area. The Company's customers will be located internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

The Company will also be conducting simultaneously an offering under 506 (b) financing for accredited investors not reached through the CF campaign.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Customer Concentrations

The Company's revenue in 2021 is comprised of approximately $383,816 or 43% in one customer. The Company's revenue in 2020 is comprised of approximately $381,336 or 45% from four customers.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling a subscription service to individuals and businesses wanting to grow their client base. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period. The Company's payments are generally collected upon initiation of the service and revenue is recognized over a 2-to-12-month life-cycle; depending on the service and/or subscription or as the performance obligation is satisfied.

The Company's revenue in 2020 and 2021 consisted largely of digital sales training, consulting, and speaking services. The Company is reducing its efforts in services areas and will begin shifting efforts to revenue-producing activities in the SaaS technology area. As such, the historical future revenues might not be indicative of future revenues.

The Company's deferred revenue of $453,930 and $348,268 for the years ended 2020 and 2021, respectfully, are for prepaid subscriptions with remaining performance obligations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation as of December 31st, 2021

Income Taxes

Prior to its conversion from an LLC to a C corporation, the Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the Company's owners. As such, no provision for income tax was recognized on the Statement of Operations. As of the conversion, the Company is currently taxed as a C corporation; as such, there will be future income tax expenses or obligations recognized by the Company.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

On January 30th, 2020, the Company entered into a loan agreement for $500,000 with an interest rate of 11.99% and a maturity date of January 30th, 2025. The loan requires monthly payments of $11,119.70. The balance of the loan as of December 31st, 2021 was $159,877.91.

On May 22nd, 2020, the Company entered into a SBA (Small Business Act) loan of $150,000. On July 27th, 2021, the Company increased the loan to $500,000 with an interest rate of 3.75% and a maturity date of July 27th, 2051. The loan requires monthly payments of $2,516. The balance of the loan as of December 31st, 2021, was $500,000.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$120,760
2023	$421,65
2024	$11,757
2025	$12,206
2026	$12,671
Thereafter	$460,319

NOTE 6 – EQUITY

The Company was a multimember managed LLC with three classes of ownership interest.

See Note 7 – Subsequent Events disclosure for details of conversion from LLC to a corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 15, 2022, the date these financial statements were available to be issued.

On April 5th, 2022, the Company converted its entity type and legal name from Social Growth Strategies, LLC d/b/a Vengreso to Vengreso, Inc. All stockholders in the Company currently hold a single class of common stock.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.